FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, July 31, 2019

Ger. Gen. N° 019/2019

Mr. Juan Cortez Huerta

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      Significant Event

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N° 30 of the Superintendence, I hereby inform ,as a significant event and duly authorized on behalf of Enel Chile S.A., that the Board of Directors of Enel Chile S.A., in its meeting held July 30, 2019, as established by article 147, clause 2, of Law N° 18,046, by the unanimity of its members agreed to update the Company´s Related-party Transactions Policy that was approved by the Board of Directors meeting of Enel Chile S.A. held February 29, 2016 and confirmed by the Board of Directors in the meeting held March 23, 2016 and has been in force since that date.

Consequently, a copy of the updated version of the Related-party Transactions Policy approved by the Board of Directors of Enel Chile S.A. is attached to this significant event, which is also available for shareholders on the Company's website, www.enel.cl, and at the main offices.

Sincerely,

Paolo Pallotti

Chief Executive Officer

c.c.:             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                    Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

                   Comisión Clasificadora de Riesgos (Risk Classification Comisión)

                   Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

                    Depósito Central de Valores (Central Securities Depositary)

RELATED-PARTY TRANSACTIONS POLICY

Enel Chile S.A.

The Related-party transactions policy approved by the Board of Directors as set forth in Article 147, letter b), under Law N°18,046, is the following:

1.       Related-party transactions include financial transactions with related parties such as trade account transactions and/or financial loans.

2.       Related-party transactions include financial transactions or financial intermediation carried out by the Company with related-party such as fixed-income and equity, purchase and sale of currencies, derivatives, swaps, pacts, term deposits, overdraft lines, credits documented with promissory notes, letters of credit, guarantee slips, standby letters of credit, forward contracts, hedges, options and futures, operations related to banking accounts, money market trade and short term financial investments of the Company or other usual cash management operations.

3.       Related-party transactions include related-party transactions associated to IT services, infrastructure services, data center, microcomputers, software and hardware, and data management in general.

4.       Related-party transactions include related-party transactions relative to administration, top management or professional, financial management, corporate services and other similar management services comprising among others accounting, financial reporting, fixed assets, sales and purchases ledger, treasury and banks, taxation advisory, legal counsel, communications, human resources and organization, investor relations, public relations, compliance, general services, asset management  insurance, procurement, comptroller and internal audit, and crime prevention management.

5.       Related-party transactions include acquisition or disposal operations of shareholding, subsidiaries or affiliates of the Company, or other companies in which has participation directly or indirectly, signed with related-companies, in order to proceed with corporate restructuration or asset relocation, which do not exceed 10% the shareholding of the entity in which the transaction is completed, nor exceed the equivalent of US$ 200 million.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: July 31, 2019